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                            December 2, 2021

       Peter Lee
       President
       Merida Merger Corp. I
       641 Lexington Avenue, 18th Floor
       New York, NY 10022

                                                        Re: Merida Merger Corp.
I
                                                            Form 10-K/A for the
year ended December 31, 2020
                                                            File No. 001-39119

       Dear Mr. Lee:

              We have reviewed your November 23, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Form 10-K filed November 23, 2021

       Item 9A. Controls and Procedures
       Management's Annual Report on Internal Control over Financial Reporting, page 35

   1. We note that you removed management's assessment of the effectiveness of your internal control over financial
reporting as of December 31, 2020. As you not longer qualify as a newly public company,
please revise to include the disclosures required by Item 308 of
                                                        Regulation S-K.
 Peter Lee
FirstName LastNamePeter  Lee
Merida Merger  Corp. I
Comapany2,
December  NameMerida
             2021       Merger Corp. I
December
Page  2   2, 2021 Page 2
FirstName LastName
Notes to Financial Statements
Note 2 - Restatement of Previously Issued Financial Statements
Amendment 2, page F-12

2. It appears that you have restated the balance sheet as of November 7, 2019. However, the audit report does not reflect this restated balance sheet. Please explain or revise as necessary.
Exhibits

3. Please revise the introductory language in paragraph 4 of Exhibit 31.1 to refer to internal control over the financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-
         15(f).
        You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Jeffrey M. Gallant, Esq.